April 9, 2018

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”)

Review of Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A,

File Nos. 333-103025; 811-21296 (Baron Health Care Fund or the “Fund”)

Dear Ms. Brutlag:

This letter is in response to comments that the Registrant received verbally from the Staff on March 26, 2018 in connection with the Registrants’ Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A as filed with the SEC on February 14, 2018.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Baron Global Advantage Fund – Principal Investment Strategy

Comment: As Baron Global Advantage Fund is subject to the name rule, it should expressly describe how it will invest its assets in investments that are tied economically to a number of countries throughout the world. Please include disclosure in the Fund’s principal investment strategy that makes it clear that it is a “global” fund. For example, consider including the percentage of the Fund’s assets that are invested outside of the United States.

Response: The Registrant has revised its disclosure accordingly by including the following in Baron Global Advantage Fund’s principal investment strategy: “Under normal conditions, at least 40% of the Fund’s net assets will be invested in stocks of companies outside the U.S. (at least 30% if foreign market conditions are not favorable).”

COMMENT 2: Summary Prospectus— Health Care Fund—Principal Investment Strategy

Comment: As Baron Health Care Fund is subject to the name rule, it should expressly describe its criteria for determining whether a company is engaged in the research, development, production, sale, delivery or distribution of products and services related to the health care industry. For example, consider defining the Fund’s criteria for determining whether a company is a health care company if it derives 50% or more of its net sales from activities in the health care industry or devotes 50% or more of its assets to producing revenues from the health care industry.

Response: The Registrant has revised its disclosure accordingly by including the following in Baron Health Care Fund’s principal investment strategy: “The Adviser uses various criteria to determine whether an issuer is engaged in activities related to the health care industry, including whether: (1) the issuer derives 50% or more of its revenues from activities in the health care industry; or (2) the issuer devotes 50% or more of its assets to producing sales from the health care industry.”

COMMENT 3: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: Please complete the Fee Table and submit it to the SEC 10 days prior to effectiveness of the Registration Statement.

Response: Below is the completed fee table that will be included in the Registrant’s 485BPOS filing on April 30, 2018.

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

	Management Fee	Distribution (12b-1) Fee	Other Expenses[1]	Total Annual Fund Operating Expenses	Expense Reimbursements	Total Annual Fund Operating Expenses after Expense Reimbursements[2]
BARON HEALTH CARE FUND
Retail Shares	0.75%	0.25%	0.96%	1.96%	(0.86)%	1.10%
Institutional Shares	0.75%	—	0.96%	1.71%	(0.86)%	0.85%
R6 Shares	0.75%	—	0.96%	1.71%	(0.86)%	0.85%

[1]	Because Baron Health Care Fund is a new Fund, “Other Expenses” are based on estimated amounts for the current fiscal year.
[2]	BAMCO (“BAMCO” or the “Adviser”) has agreed that, for so long as it serves as the Adviser to the Fund, it will reimburse certain expenses of the Fund, limiting net annual operating expenses (portfolio transaction costs, interest, dividend and extraordinary expenses are not subject to the operating expense limitation) to 1.10% of average daily net assets of Retail Shares, 0.85% of average daily net assets of Institutional Shares and 0.85% of average daily net assets of R6 Shares.

COMMENT 4: Prospectus—Additional Investment Strategies

Comment: The Staff requests that the Registrant explain why investments in ADRs is not a principal investment strategy of the Fund when the second paragraph on page 75 of the Registration Statement states that Baron Health Care Fund may invest without limitation in ADRs.

Response: The Registrant considers a principal investment strategy as that which at least 65% of the Fund’s net assets must be invested. While the Fund can invest without limitation in ADRs, the Registrant does not anticipate that investments in ADRs would ever become a principal investment strategy of the Fund as defined above. If investments in ADRs were to become principal investment strategy of the Fund, the Registrant would revise the disclosure to include ADRs as part of its principal investment strategy and include a corresponding risk factor.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel

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